CATALYST PAPER CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009 and 2008

Restated and presented in accordance with U.S. Generally Accepted Accounting Principles

(unaudited)

CATALYST PAPER CORPORATION

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

	March 31,	December 31,
	2009	2008
	(unaudited)
Assets Current assets
Cash and cash equivalents	$6.0	$5.0
Accounts receivable (note 11 (a))	187.1	221.7
Inventories (note 5)	208.6	211.4
Prepaids and other	28.3	32.8
	430.0	470.9
Property, plant and equipment (note 6)	1,825.4	1,854.4
Other assets	44.3	65.0
	$2,299.7	$2,390.3
Liabilities Current liabilities
Accounts payable and accrued liabilities	$214.6	$269.4
Current portion of long-term debt	75.5	75.8
	290.1	345.2
Long-term debt (note 7)	836.3	894.1
Employee future benefits (note 8)	260.7	263.2
Other long-term obligations	13.6	13.3
Future income taxes	49.1	49.3
Deferred credits	18.2	18.6
	1,468.0	1,583.7
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 381,753,490 shares (2008 – 381,753,490 shares)	1,035.0	1,035.0
Preferred stock: par value determined at time of issue; authorized 100,000,000 shares; issued and outstanding: nil shares	–	
Additional paid-in capital	14.0	14.6
Deficit	(160.6)	(180.7)
Accumulated other comprehensive income (loss) (note 9)	(40.9)	(46.4)
	847.5	822.5
Non-controlling interest (deficit)	(15.8)	(15.9)
	831.7	806.6
	$2,299.7	$2,390.3

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

Richard Garneau	Thomas S. Chambers
Director	Director

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(in millions of Canadian dollars, except where otherwise stated)

(unaudited)

	Three months ended March 31,
	2009	2008

Sales	$352.5	$399.5
Operating expenses
Cost of sales, excluding depreciation and amortization	276.7	361.8
Depreciation and amortization	37.1	41.7
Selling, general and administrative	10.5	11.0
Restructuring (note 4)	4.2	14.6
	328.5	429.1
Operating earnings (loss)	24.0	(29.6)
Interest expense, net	(19.9)	(16.8)
Gain on cancellation of long-term debt (note 7)	30.7	–
Foreign exchange gain (loss) on long-term debt	(12.6)	(16.7)
Other income (expense), net	0.7	0.2
Earnings (loss) before income taxes	22.9	(62.9)
Income tax expense (recovery)	2.7	(24.9)
Net earnings (loss)	20.2	(38.0)
Net (earnings) loss attributable to non-controlling interest	(0.1)	(0.5)
Net earnings (loss) attributable to the Company	$20.1	$(38.5)

Basic and diluted net earnings (loss) per share attributable to the Company’s common shareholders (in dollars)	$0.06	$(0.18)
Weighted average number of Company common shares outstanding (in millions)	381.8	214.7

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions of Canadian dollars)

(unaudited)

	Three months ended March 31,
	2009	2008

Net earnings (loss)	$20.2	$(38.0)
Other comprehensive income (loss), net of taxes:
Foreign currency translation adjustment, net of related hedging activities	1.5	2.8
Unrealized net gain (loss) on cash flow revenue hedges, net of taxes of $1.5 million (2008 – $1.3 million)	(3.5)	(2.8)
Reclassification of net (gain) loss on cash flow revenue hedges, net of taxes of $2.9 million (2008 – $3.1 million)	6.8	(6.8)
Reclassification of amortization of employee future benefits, net of taxes of $0.2 million (2008 – $0.4 million)	0.7	1.2
Other comprehensive income (loss), net of taxes	5.5	(5.6)
Total comprehensive income (loss)	25.7	(43.6)
Comprehensive (income) loss attributable to non-controlling interest:
Net (earnings) loss	(0.1)	(0.5)
Other comprehensive (earnings) loss, net of taxes of $nil (2008 – $nil)	–	–
Comprehensive (income) loss attributable to non-controlling interest	(0.1)	(0.5)
Comprehensive income (loss) attributable to the Company	$25.6	$(44.1)

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

	Equity attributable to the Company
	Common stock
	# of shares	$		Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Non-controlling interest (deficit)	Total

Balance as at December 31, 2007	214,684,129		$913.9	$12.1	$39.1	$(61.0)	$(16.1)	$888.0
Issue of common shares on rights offering, net of share issue costs	167,069,361		121.1	–	–	–	–	121.1
Stock option compensation expense	–		–	2.5	–	–	–	2.5
Net earnings (loss)	–		–	–	(219.8)	–	0.8	(219.0)
Distributions to non-controlling interest	–		–	–	–	–	(0.6)	(0.6)
Other comprehensive income (loss), net of tax	–		–	–	–	14.6	–	14.6
Balance as at December 31, 2008	381,753,490		$1,035.0	$14.6	$(180.7)	$(46.4)	$(15.9)	$806.6

Stock option compensation expense	–		–	(0.6)	–	–	–	(0.6)
Net earnings (loss)	–		–	–	20.1	–	0.1	20.2
Distributions to non-controlling interest	–		–	–	–	–	–	–
Other comprehensive income (loss), net of tax	–		–	–	–	5.5	–	5.5
Balance as at March 31, 2009 (unaudited)	381,753,490		$1,035.0	$14.0	$(160.6)	$(40.9)	$(15.8)	$831.7

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

	Three months ended March 31,
	2009	2008

Cash flows provided (used) by:
Operations
Net earnings (loss)	$20.2	$(38.0)
Items not requiring (providing) cash
Depreciation and amortization	37.1	41.7
Future income taxes	2.8	(24.9)
Foreign exchange loss on long-term debt	12.6	16.7
Gain on cancellation of long-term debt	(30.7)	–
Employee future benefits, expense over (under) cash contributions	(2.0)	6.8
Increase (decrease) in other long-term obligations	(0.3)	4.2
Loss (gain) on disposal of property, plant and equipment	(1.2)	0.2
Change in lower of cost or market write-down of inventories	4.9	1.2
Derivative financial instruments	0.3	5.6
Other	(11.9)	(9.0)
Changes in non-cash working capital
Accounts receivable	34.6	(10.7)
Inventories	10.2	10.2
Prepaids and other	(1.4)	0.3
Accounts payable and accrued liabilities	(53.1)	(19.1)
	(9.7)	(19.3)
Cash flows provided (used) by operations	22.1	(14.8)
Investing
Additions to property, plant and equipment	(3.6)	(5.5)
Proceeds from sale of property, plant and equipment	2.7	0.1
Increase in other assets	(0.8)	(5.0)
Cash flows used by investing activities	(1.7)	(10.4)
Financing
Increase (decrease) in revolving loan and loan payable	(21.3)	21.4
Proceeds on termination of debt foreign currency contracts	24.4	–
Settlement on purchase of debt securities	(22.0)	–
Deferred financing costs	(0.2)	–
Increase (decrease) in other long-term debt	(0.3)	3.8
Cash flows provided (used) by financing activities	(19.4)	25.2
Cash and cash equivalents, increase in the period	1.0	–
Cash and cash equivalents, beginning of period	5.0	–
Cash and cash equivalents, end of period	$6.0	$–

Supplemental disclosures:
Income taxes paid	$0.4	$0.8
Net interest paid	19.2	17.4

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION

CONSOLIDATED  BUSINESS SEGMENTS

(in millions of Canadian dollars)

(unaudited)

	Specialty printing papers	Newsprint	Pulp		Total

Three months ended March 31, 2009
Sales	$210.7	$105.6	$36.2	1	$352.5
Amortization	23.2	11.4	2.5		37.1
Operating earnings (loss)	21.4	8.5	(5.9)		24.0
Additions to property, plant and equipment	1.9	1.5	0.2		3.6

Three months ended March 31, 2008
Sales	$235.0	$53.7	$110.8	1	$399.5
Amortization	24.5	7.2	10.0		41.7
Operating earnings (loss)	(10.0)	(12.0)	(7.6)		(29.6)
Additions to property, plant and equipment	3.9	0.8	0.8		5.5

1	Pulp sales are stated net of inter-segment pulp sales of $7.7 million for the three months ended March 31, 2009 (three months ended March 31, 2008 – $9.9 million).

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise noted) (unaudited)
Notes to the Consolidated Financial Statements

1.	Basis of presentation

Effective for the year ended December 31, 2009, the Company adopted U.S. generally accepted accounting principles (“U.S. GAAP”) for presentation of its consolidated financial statements for Canadian and United States reporting requirements.  Historically, the Company has presented its annual and interim consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) with reconciliation in its annual consolidated financial statements to U.S. GAAP for material recognition and measurement differences.  As a result of this transition to U.S. GAAP, the Company has presented its 2009 annual audited consolidated financial statements in accordance with U.S. GAAP, including a reconciliation to Canadian GAAP for material recognition and measurement differences in note 33, “Reconciliation of United States and Canadian Generally Accepted Accounting Principles” and restated its interim consolidated financial statements for 2009.

The restated interim consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the U.S. Securities and Exchange Commission.  These unaudited restated interim consolidated financial statements do not include all information and note disclosures required by GAAP for annual financial statements, and therefore should be read in conjunction with the December 31, 2009 audited consolidated financial statements and the notes thereto.  In the opinion of the Company, the unaudited restated interim consolidated financial statements contained herein contain all the information and note disclosures necessary to fairly present the results of the interim periods included.  The results for the periods included herein may not be indicative of the results for the entire year.

The consolidated financial statements include the accounts of the Company and, from their respective dates of acquisition of control or formation, its wholly-owned subsidiaries and partnerships.  In addition, the consolidated financial statements include the accounts of the Company's joint venture, Powell River Energy Inc., a variable interest entity.  All inter-company transactions and amounts have been eliminated on consolidation.

2.	Segmented information

The Company operates in three business segments:

Specialty printing papers	– Manufacture and sale of mechanical specialty printing papers
Newsprint	– Manufacture and sale of newsprint
Pulp	– Manufacture and sale of long-fibre Northern Bleached Softwood Kraft ("NBSK") pulp (prior to November 18, 2008, pulp segment included manufacture of short-fibre NBSK pulp and white top linerboard)

The segments are managed separately.  Five manufacturing facilities, including a paper recycling facility, are located in the province of British Columbia, Canada and one manufacturing facility is located in Arizona, U.S.A.  Inter-segment sales consist of pulp transfers at cost.

3.	Significant accounting policies

Recently implemented accounting standards

In July 2009, the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) became the single source of authoritative U.S. GAAP for non-governmental entities.  The ASC hierarchy consists of two levels, authoritative literature, and non-authoritative literature.  The ASC does not change GAAP, rather, it is designed to simplify access to and research on authoritative GAAP.  The authority of the rules and interpretive releases of the SEC have not changed as a result of the implementation of the ASC.  The ASC is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  The Company adopted the FASB ASC in the preparation of these interim consolidated financial statements.

In March 2008, the FASB amended the Derivatives and Hedging Topic of the ASC.  The amendments expand quarterly disclosure requirements about an entity’s derivative instruments and hedging activities.  The amendments are effective for fiscal years beginning after November 15, 2008.  The Company adopted the disclosure requirements of this Topic in the preparation of these interim consolidated financial statements.

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise noted) (unaudited)
Notes to the Consolidated Financial Statements

3.	Changes in significant accounting policies … continued

In December 2007, the FASB amended the Consolidation Topic of the ASC as it relates to the Presentation and Disclosure for entities that have equity investments that are not attributable directly to the parent, called non-controlling interests or minority interests.  The amendments establish where and how to report non-controlling interests in the consolidated statements of financial position and operations, how to account for changes in non-controlling interests and provides disclosure requirements.  The amendments are effective for fiscal years beginning on or after December 15, 2008.  The Company adopted the amendments in the preparation of these interim consolidated financial statements.

Future accounting changes to be implemented

In December 2008, the FASB amended the Compensation-Retirement Benefits Topic of the ASC.  The amendments provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other post-retirement plan and require disclosures surrounding how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies. Additional disclosures include (a) the major categories of plan assets, (b) the inputs and valuation techniques used to measure the fair value of plan assets, and (c) the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and the significant concentrations of risk within plan assets. The disclosures are effective for fiscal years ending after December 15, 2009.  Upon initial application, the amendments to this Topic are not required for earlier periods that are presented for comparative purposes.

4.	Restructuring costs

On February 18, 2009, the Company announced a restructuring plan for the Powell River mill which was developed jointly with the union locals at the mill in accordance with the commitment made by them in the new collective agreement reached in December 2008.  The plan, intended to improve the mill's cost competitiveness, will result in reducing the mill's workforce by 127 positions and related restructuring costs of up to $12 million are expected to be incurred.  For the three months ended March 31, 2009, the Company recorded restructuring costs of $4.2 million related to this and prior restructuring initiatives.

The Company’s restructuring expenses and related provisions were as follows:

	Three months ended March 31, 2009	Three months ended March 31, 2008

Balance, beginning of period	$16.3	$28.1
Expensed in period	4.2	14.6
Disbursements	(8.2)	(16.9)
Balance, end of period	$12.3	$25.8
Classification:
Accounts payable and accrued liabilities	$10.2	$13.5
Other long-term obligations	2.1	12.3
	$12.3	$25.8

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise noted) (unaudited)
Notes to the Consolidated Financial Statements

5.	Inventories

The components of inventories were as follows:

	March 31, 2009	December 31, 2008
Finished goods
Specialty printing papers	$35.7	$25.6
Newsprint	13.3	8.7
Pulp	7.2	18.8
Total finished goods	56.2	53.1
Work-in-progress	0.6	1.7
Raw materials – wood chips, pulp logs and other	41.1	46.1
Operating and maintenance supplies and spare parts	110.7	110.5
Total	$208.6	$211.4

At March 31, 2009, the Company had applied write-downs of $1.6 million to finished goods inventory (December 31, 2008 – $2.7 million) and $3.4 million to raw materials inventory (December 31, 2008 – $9.6 million).

6.	Property, plant and equipment

During the three months ended March 31, 2009, due to the severity of the decline in demand for the Company’s paper and pulp products in the first quarter, the Company announced the indefinite curtailment of its Crofton No. 1 paper machine (“C1”), Elk Falls No. 2 and No. 5 paper machines, and pulp production at its Crofton mill until market conditions improve.  Elk Falls paper machine No. 1 has been indefinitely curtailed since September 2007. The Company is monitoring market and other conditions and will assess whether they improve sufficiently to allow these operations to be placed back into production.  At March 31, 2009, the net book values for these assets were approximately $258 million for the Elk Falls site, approximately $122 million for the Crofton pulp operations, and approximately $11 million for C1.

7.	Long-term debt

Recourse	March 31, 2009	December 31, 2008

Senior notes, 8.625% due June 2011 (US$354.2 million; December 31, 2008 – US$400.0 million)	$447.7	$492.2
Senior notes, 7.375% due March 2014 (US$250.0 million)	319.4	311.0
	767.1	803.2
Revolving asset based loan facility of up to $330.0 million due August 2013 with interest based on Canadian Prime/BA rates or U.S. Base/Prime/LIBOR rates	38.8	60.1
Capital lease obligations	11.9	12.2
	817.8	875.5
Non-recourse
First mortgage bonds, 6.387% due July 2009	74.5	74.9
Subordinated promissory notes	19.5	19.5
	94.0	94.4
Total debt	911.8	969.9
Less: current portion	(75.5)	(75.8)
	$836.3	$894.1

During the three months ended March 31, 2009, the Company purchased and cancelled US$45.8 million of its 8.625% senior notes, due June 2011, in the open market.  Cash consideration paid was $26.9 million, of which $4.9 million was settled after the quarter-end and is included in “Accounts payable and accrued liabilities” as at March 31, 2009.  The Company expensed $0.5 million of deferred financing costs related to this debt and recorded a net gain of $30.7 million (US$24.5 million) on the cancellation of this debt.

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise noted) (unaudited)
Notes to the Consolidated Financial Statements

7.	Long-term debt … continued

Collateral provided on the $330.0 million revolving asset based loan facility ("ABL Facility") consists of accounts receivable, inventories and cash of the Company as well as a first charge on the property, plant and equipment of the Company's Snowflake mill.  Availability under the ABL Facility is determined by a borrowing base calculated primarily on balances of eligible accounts receivable and inventories, less certain reserves.  Financial covenants under the ABL Facility must be maintained based upon the Company's financial results prepared under Canadian GAAP.  The ABL Facility includes financial covenants to (a) maintain shareholders’ equity above $639.0 million as at March 31, 2009, (b) maintain excess availability above $35 million, and (c) to not make capital expenditures in excess of 120% of the Company’s annual budget.  The minimum equity requirement is reduced by the amount of any non-cash write-downs of property, plant and equipment as a result of a permanent discontinuance of operations.  At March 31, 2009, as calculated under the ABL Facility, the shareholders’ equity was $895.2 million (December 31, 2008 – $870.0 million).  The borrowing base at March 31, 2009 was $241.5 million and after drawings of $38.8 million, and outstanding letters of credit of $25.8 million, $176.9 million was available to the Company, in addition to cash on hand of $6.0 million.

At March 31, 2009, the Company was in compliance with the covenants under both its ABL Facility and senior notes.  The Company’s Fixed Charge Coverage Ratio (“FCC Ratio”) under the senior note indentures, calculated on a 12-month trailing average, was 2.5:1 at March 31, 2009 (December 31, 2008 – 2.1:1).  When the FCC Ratio is below 2.0:1, the Company is limited in the amount of additional debt it may incur to “permitted debt” under the senior notes.  Under the indenture for the 8.625% senior notes, “permitted debt” includes (a) the Company’s existing 8.625% notes and 7.375% notes, (b) a credit facility basket in an amount equal to the greater of (i) $725 million and (ii) the sum of 75% of the book value of the Company’s accounts receivable, 50% of the book value of the Company’s inventory and $290 million, against which in either case utilization under the Company’s $330 million ABL Facility is applied, (c) purchase money debt and capitalized lease obligations in an amount equal to 5.0% of the Company’s consolidated tangible assets, (d) a $40 million general basket, and (e) a $5 million basket for accommodation guarantees, trade or standby letters of credit, performance bonds, bankers’ acceptances and surety bonds.  The indenture for the 7.375% notes contains larger debt baskets, but while the 8.625% notes remain outstanding, the Company is bound by their more restrictive provisions.  Also, the Company’s restricted payments baskets under the 8.625% and 7.375% senior notes were negative $104.6 million and negative $79.6 million, respectively, as at March 31, 2009, as a result of accumulated losses in recent years (December 31, 2008 – negative $109.8 million and negative $84.8 million, respectively).  Under the senior note covenants, the Company cannot pay dividends unless the balance in these baskets is positive.

Non-recourse debt is debt owed by the Company’s subsidiary Powell River Energy Inc. (“PREI”), of which $74.5 million has been classified as a current liability (December 31, 2008 – $74.9 million).  The Company has a 50% interest in PREI, and consolidates 100% of it as PREI is a variable interest entity in which the Company is the primary beneficiary.

The Company’s long-term debt is recorded at amortized cost. The following table contains information about management’s best estimate of the fair value of the Company’s debt at:

	March 31, 2009		December 31, 2008
	Carrying Value	Fair Value	Carrying Value	Fair Value

Recourse	$817.8	$381.3	$875.5	$414.3
Non-recourse	94.0	95.2	94.4	95.8

The fair value of the Company’s long-term recourse debt related to its senior notes is determined based on quoted market prices of identical debt instruments.  The fair value of the Company’s recourse debt related to the ABL Facility and non-recourse debt related to the first mortgage bonds is measured by discounting the respective cash flows at quoted market rates for similar debt having the same maturity.  In measuring fair value, the Company incorporates credit valuation adjustments to appropriately reflect its own non-performance risk, where appropriate.  The carrying value of other long-term debt approximates its fair value.

8.	Employee future benefits

The Company maintains pension benefit plans, which include defined benefit and defined contributions segments that are available to all salaried employees and to hourly employees not covered by union pension plans. Employees hired subsequent to January 1, 1994 enroll in the defined contribution segment. Unionized employees of the Company are members of multi-employer industry-wide pension plans to which the Company contributes a predetermined amount per hour worked by an employee.

The Company also provides other benefit plans consisting of provincial medical plan premiums, extended health care and dental benefits to eligible retired employees and their dependents.

For the three months ended March 31, 2009, the Company incurred a total post-retirement benefit cost of $11.9 million (three months ended March 31, 2008 – $12.7 million).

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise noted) (unaudited)
Notes to the Consolidated Financial Statements

8.	Employee future benefits … continued

The Company contributed $8.7 million for the three months ended March 31, 2009 (three months ended March 31, 2008 – $8.1 million) to the pension plans.  The Company also contributed $1.7 million for the three months ended March 31, 2009 (three months ended March 31, 2008 – $1.2 million) to the other post-retirement benefit plans.

Components of net periodic benefit cost for pension plans and other post-retirement benefit plans	Three months ended March 31, 2009		Three months ended March 31, 2008
	Pension plans	Other post- retirement benefit plans	Pension plans	Other post-retirement benefit plans
Defined benefit costs
Employer service cost	$1.0	$0.6	$1.3	$1.1
Interest cost	5.6	2.8	4.8	2.9
Actual return on assets	(3.8)	-	(4.8)	-
Actuarial (gains) losses	0.1	-	-	-
Difference between actual and recognized actuarial (gains) losses	0.9	(0.2)	1.2	0.5
Difference between actual and recognized prior service (credits) costs	0.1	-	-	(0.1)
Net periodic benefit cost	$3.9	$3.2	$2.5	$4.4

9.	Accumulated other comprehensive income (loss)

The following table contains information about the accumulated other comprehensive loss of the Company, net of taxes:

	March 31, 2009	December 31, 2008

Unrecognized pension and other post-retirement benefits costs	$(40.8)	$(41.5)
Unrecognized losses on cash flow revenue hedges	(8.3)	(11.6)
Foreign currency translation adjustments, net of related hedging activities and taxes of $5.8 million (2008 – $4.7 million) (1)	8.2	6.7
	$(40.9)	$(46.4)

(1)
The accumulated net adjustment is comprised of an accumulated non-taxable translation gain of $43.1 million (2008 – $36.7 million), and an accumulated net loss on the revaluation of long-term debt designated as a net investment hedge of $34.9 million (2008 – $30.0 million), net of tax of $5.8 million (2008 – $4.7 million).

10.	Fair value measurements

An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement.  There are three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities.
Level 2
Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise noted) (unaudited)
Notes to the Consolidated Financial Statements

10.	Fair value measurements … continued

The following table presents information about the fair value of the Company’s derivative and non-derivative instruments designated as hedging instruments and measured or disclosed at fair value on a recurring basis at March 31, 2009:

	March 31, 2009	Fair value hierarchy		Balance sheet classification

Assets
Currency contracts	$0.7	2	(1)	Other assets

Liabilities
Currency contracts	$12.0	2	(1)	Accounts payable and accrued liabilities

The following table presents information about the fair value of the Company’s derivative and non-derivative financial instruments not designated as hedging instruments and measured at fair value on a recurring basis at March 31, 2009:

	March 31, 2009	Fair value hierarchy		Balance sheet classification

Assets
Currency contracts	$15.1	2	(1)	Other assets
Commodity swap contracts	0.9	2	(2)	Prepaids and other
	$16.0

Liabilities
Currency contracts	$11.5	2	(1)	Accounts payable and accrued liabilities
Commodity swap contracts	0.3	2	(2)	Accounts payable and accrued liabilities
	$11.8

Fair value of the Company’s derivatives are classified under Level 2 (inputs that are observable; directly or indirectly) as they are measured as follows:

(1)
The fair value of forward currency contracts is measured using the discounted difference between contractual rates and market future rates.  Interest rates, forward market rates and volatility are used as inputs for such valuation techniques.  The Company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the counterparty’s non-performance risk in the fair value measurements.

(2)
The fair value of commodity swap contracts is measured using the discounted difference between contractual rates and market rates.  The fair value of natural gas commodity options is measured using techniques derived from the Black-Scholes pricing model.  The Company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the counterparty’s non-performance risk in the fair value measurements.

The carrying value of the Company’s other financial instruments, namely cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these instruments.

11.	Financial instruments

(a)	Financial risk management

Financial instruments of the Company consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt.  Cash and cash equivalents are designated as held for trading and recorded at fair market values.  Accounts receivable are designated as loans and receivables and are recorded at amortized cost.  Accounts payable and accrued liabilities and long-term debt are designated as other liabilities and recorded at amortized cost.  The Company has no non-derivative financial instruments classified as available for sale or held to maturity.  Financial instruments of the Company also include derivatives which the Company uses to reduce its exposure to currency and price risk associated with its revenues, energy costs and long-term debt.  A summary of the Company’s financial risk management objectives can be found on pages 97 to 99 of the Company’s 2008 Annual Report.

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise noted) (unaudited)
Notes to the Consolidated Financial Statements

11.	Financial instruments … continued

Accounts receivable

The Company is exposed to credit risk on accounts receivable from its customers who are mainly in the newspaper publishing and commercial printing businesses.  Aging of receivables was as follows:

	March 31, 2009	December 31, 2008
Trade receivables, gross
Current	$145.4	$177.8
Past due 1-30 days	23.9	24.5
Past due 31-90 days	8.5	4.0
Past due over 90 days	0.5	0.3
	178.3	206.6
Allowance for doubtful accounts	(3.3)	(3.2)
Trade receivables, net	175.0	203.4
Other receivables, including GST recoverables	12.1	18.3
Accounts receivable	$187.1	$221.7
The movement in the allowance for doubtful accounts in respect of trade receivables was as follows:

	Three months ended March 31, 2009	Year ended December 31, 2008

Balance, beginning of period	$3.2	$2.8
Increase in provision	0.1	3.1
Utilized in the period	-	(2.7)
Balance, end of period	$3.3	$3.2

(b)	Revenue risk management instruments

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options
	Purchased US$ put		Sold US$ call		Forward Contracts
Term	US$Millions	Average Rate US$/CDN$	US$Millions	Average Rate US$/CDN$	US$Millions	Average Rate US$/CDN$

As at March 31, 2009
0 to 12 months	$386	0.9480	$213	0.8633	$2	0.7886
13 to 24 months	60	0.8666	43	0.7441	–	–
	$446	0.9361	$256	0.8408	$9	0.7866

As at December 31, 2008
0 to 12 months	$501	0.9553	$302	0.8810	$14	0.7805
13 to 24 months	55	0.9674	10	0.8877	–	–
	$556	0.9565	$312	0.8812	$14	0.7805

The effective portion of changes in the fair value of derivatives that qualify and are designated as cash flow hedges are deferred and recorded in “Accumulated Other Comprehensive Income (Loss)” (“AOCI”), a component of shareholders’ equity. When the underlying transaction is recorded in earnings, the corresponding gain or loss on the hedged item is reclassified from AOCI to “Sales”.  Any ineffective portion of a hedging derivative’s change in fair value and the portion that is excluded from the assessment of hedge effectiveness is recognized immediately in “Sales”.  At March 31, 2009, instruments having a notional principal of US$351 million are designated as hedging instruments.  At period-end exchange rates, the net amount the Company would pay to settle the above contracts and options is $22.8 million (December 31, 2008 – negative $26.9 million).

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise noted) (unaudited)
Notes to the Consolidated Financial Statements

11.	Financial instruments … continued

At March 31, 2009, a commodity swap agreement to fix the spread between the sales price of newsprint and purchase price of old newspaper (“ONP”) within the next eight months is outstanding for 8,000 tonnes.  This contract is not designated as a hedging instrument for accounting purposes and is reported at its fair value, which was $0.6 million at the end of the current quarter (December 31, 2008 – $0.7 million).

(c)	Cost risk management instruments

Natural gas contracts and options outstanding were as follows:

	AECO Options
	Sold		Purchased
Term	Gigajoules (“GJ”) (millions)	Average Rate CDN$/GJ	GJ (millions)	Average Rate CDN$/GJ

As at March 31, 2009
	–	$–	0.3	$6.68
As at December 31, 2008
	0.5	$7.63	0.5	$8.00

The above instruments are not designated as hedging instruments for accounting purposes.  At period-end contract rates, the net amount the Company would receive to settle these commodity contracts is $0.1 million (December 31, 2008 – negative $0.8 million).  The Company had no oil contracts and options outstanding at March 31, 2009 and December 31, 2008.

At March 31, 2009, commodity swap agreements to fix the purchase price of ONP within the next seven months are outstanding for 28,000 tonnes.  These contracts are not designated as hedging instruments for accounting purposes and are reported at their fair value which was negative $0.3 million at the end of the current quarter (December 31, 2008 – negative $0.9 million).

(d)	Long-term debt risk management instruments

The Company is party to forward foreign currency contracts or options to acquire U.S. dollars totalling US$95 million (December 31, 2008 – US$190 million) over a five-year period at rates averaging US$/CDN$0.9154.  These instruments are not designated as hedging instruments for accounting purposes, and are included in “Other assets” on the balance sheet at their fair value.  Settlements and changes in fair value are recognized in “Foreign exchange gain (loss) on long-term debt”.  At period-end exchange rates, the net amount the Company would receive to settle these contracts is $15.1 million (December 31, 2008 – $34.2 million).  During the three months ended March 31, 2009, the Company terminated US$114.8 million in foreign currency contracts for proceeds of $24.4 million.

12.	Comparative figures

Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise noted) (unaudited)
Notes to the Consolidated Financial Statements

13.	Reconciliation of United States and Canadian generally accepted accounting principles

The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in some respects from Canadian GAAP.  The following are the significant measurement and disclosure differences between U.S. and Canadian GAAP:

Net earnings (loss) adjustments

The following table provides a reconciliation of the net earnings (loss) for the three months ended March 31 from U.S. GAAP to Canadian GAAP:

	2009	2008

Net earnings (loss) as reported under U.S. GAAP	$20.2	$(38.0)
Net (earnings) loss attributable to non-controlling interest (a)	(0.1)	(0.5)
Amortization related to hedge of net investment (b)	0.2	–
Income tax effect of rate change on employee future benefits	0.7	1.1
Net earnings (loss) in accordance with Canadian GAAP	21.0	(37.4)
Other comprehensive income, net of taxes:
Other comprehensive income (loss) in accordance with U.S. GAAP	5.5	(5.6)
Reclassification of amortization of employee future benefits included in pension cost, net of taxes of $0.2 million (2008 - $0.4 million) (c)	(0.7)	(1.2)
Comprehensive income (loss) in accordance with Canadian GAAP	$25.8	$(44.2)
Basic and diluted net earnings (loss) per share in accordance with Canadian GAAP (in dollars)	$0.06	$(0.17)
Basic and diluted weighted average number of shares in accordance with Canadian GAAP (in millions)	381.8	214.7

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise noted) (unaudited)
Notes to the Consolidated Financial Statements

13.	Reconciliation of United States and Canadian generally accepted accounting principles … continued

Balance sheet adjustments

The following table provides a reconciliation of the consolidated balance sheet components from U.S. GAAP to Canadian GAAP as at:

	March 31,	December 31,
	2009	2008

Property, plant and equipment – U.S. GAAP	$1,825.4	$1,854.4
Foreign exchange gain (loss) on hedge of net investment, net of amortization (b)	(2.2)	(2.4)
Property, plant and equipment – Canadian GAAP	$1,823.2	$1,852.0

Other assets – U.S. GAAP	$44.3	$65.0
Employee future benefits (c)	30.8	30.8
Deferred financing costs (d)	(8.7)	(11.2)
Non-controlling interest deficit (a)	15.8	15.9
Other assets – Canadian GAAP	$82.2	$100.5

Long-term debt – U.S. GAAP	$836.3	$894.1
Deferred financing costs (d)	(8.7)	(11.2)
Long-term debt – Canadian GAAP	$827.6	$882.9

Employee future benefits – U.S. GAAP	$260.7	$263.2
Employee future benefits (c)	(35.7)	(36.6)
Employee future benefits – Canadian GAAP	$225.0	$226.6

Future income taxes – U.S. GAAP	$49.1	$49.3
Tax effect of employee future benefits adjustment	25.7	25.9
Tax effect of other adjustments	(9.1)	(8.4)
Future income taxes – Canadian GAAP	$65.7	$66.8

Equity – U.S. GAAP	$831.7	$806.6
Foreign exchange gain on hedge of net investment, net of amortization (b)	(2.2)	(2.4)
Employee future benefits (c)	66.5	67.4
Tax effect of employee future benefits adjustment	(25.7)	(25.9)
Tax effect of other adjustments	9.1	8.4
Non-controlling interest deficit (a)	15.8	15.9
Equity – Canadian GAAP	$895.2	$870.0

The following table provides a reconciliation of AOCI from U.S. GAAP to Canadian GAAP as at:

	March 31,	December 31,
	2009	2008

Accumulated other comprehensive income (loss) – U.S. GAAP	$(40.9)	$(46.4)
Employee future benefits (c)	40.8	41.5
Accumulated other comprehensive income (loss) – Canadian GAAP	$(0.1)	$(4.9)

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise noted) (unaudited)
Notes to the Consolidated Financial Statements

13.	Reconciliation of United States and Canadian generally accepted accounting principles … continued

(a)	Non-controlling interest

Under U.S. GAAP, non-controlling interest’s equity or deficit is reported as a separate component within equity of the consolidated balance sheet and consolidated net earnings (loss) and other comprehensive income (loss) attributable to the Company and to the non-controlling interest is clearly identified and presented on the face of the consolidated statements of earnings (loss), comprehensive income (loss), and equity.  Under Canadian GAAP, the Company includes non-controlling interest’s equity or deficit in “Other assets” and the non-controlling interest’s share of earnings or loss is excluded from consolidated net earnings (loss).

(b)	Foreign exchange on hedge of net investment

Under U.S. GAAP, the foreign exchange gain on a hedge of a net investment is recognized in earnings, and accordingly, the net investment acquired is not reduced by the amount of the gain.  Under Canadian GAAP, the Company designated a forward contract as a hedge of the purchase price on the acquisition of the Snowflake newsprint mill, and accounted for the respective foreign exchange gain as a reduction of the net investment.

(c)	Employee future benefits

U.S. GAAP requires the recognition of the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability in the balance sheet and requires that changes in that funded status in the year in which the changes occur be recorded in other comprehensive income (loss). As a result, as amounts that relate to the funded status are recognized in earnings through pension expense, the amounts are reclassified out of accumulated other comprehensive income (loss).  Canadian GAAP does not require recognition of the overfunded or underfunded status of a defined benefit post-retirement plan.  There is no GAAP difference between U.S. and Canada in the determination of pension and other employee future benefits expense.

(d)	Deferred financing costs

Under U.S. GAAP, debt issue costs are reported on the balance sheet as deferred charges in “Other assets.” Under Canadian GAAP, debt issue costs related to the Company’s senior notes are netted against the carrying value of long-term debt on the consolidated balance sheet.

(e)	Consolidated cash flows

Under Canadian GAAP, the consolidated cash flows would not be significantly different from the presentation under U.S. GAAP, except that Canadian GAAP allows sub-totals within cash flows provided by operations.